[SUTHERLAND ASBILL & BRENNAN LLP]

MARY THORNTON PAYNE
DIRECT LINE: 202.383.0698
E-mail: mary.payne@sutherland.com

April 28, 2011

Jessica Barberich
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F St., NE
Washington, DC 20549

Re:	Teucrium Commodity Trust Form 10-K for the year ended December 31, 2010 File No. 001-34765

Dear Ms. Barberich,

On behalf of Teucrium Commodity Trust (the “Trust”), this letter responds to your April 26, 2011 letter commenting on the Trust’s Form 10-K for the year ended December 31, 2010, that was filed on March 29, 2011.  Each of the Staff’s comments is set forth below, followed by the Trust’s response.

1.             Comment:               Item 9A – Controls and Procedures

Please amend to include evaluations and disclosures for each series individually, as well as the registrant as a whole.  Reference is made to Question 104.01 of the Compliance and Disclosure Interpretations on the Securities Act Sections, which can be located at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Response:
The scope of the evaluation of the effectiveness of the design and operation of the disclosure controls and procedures, as well as the scope of the internal control review, and the conclusions of both, cover the Trust and each series thereof separately.  The Trust has filed an amended Form 10-K, which has revised Item 9A accordingly.

2.             Comment:              Item 9A – Controls and Procedures

In addition, please include a statement that the CEO/CFO certifications are applicable to each of the series individually, as well as to the registrant as a whole.

Response:
The certifications of the Chief Executive Officer and Chief Financial Officer are applicable to each series of the Trust individually, as well as to the Trust as a whole.  The Trust has filed an amended Form 10-K to note that the scope of the evaluation of the effectiveness of the design and operation of the disclosure controls and procedures, as well as the scope of the internal control review, and the conclusions of both, cover the Trust and each series thereof separately.  In future reports under the Securities Exchange Act of 1934, the Trust will include an explicit representation regarding the scope of the certifications themselves.

3.             Comment:              Financial Statements and Notes

It appears you have excluded the audited financial information for the five series that had not commenced investment operations as of December 31, 2010.  Please amend your annual report to include the audited financial statements, audit opinions, and other related disclosures for each series of the Trust.  Reference is made to Question 104.01 of the Compliance and Disclosure Interpretations on the Securities Act Sections, which can be located at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Response:	The Trust has filed an amended Form 10-K to include the audited financial information for the five series that had not commenced investment operations as of December 10, 2010.

4.             Comment:              We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:	The Trust is separately providing the requested written statement.

*   *   *

We trust that this letter is responsive to your comments.  If you have any questions or comments, please contact the undersigned at 202.383.0698 or at mary.payne@sutherland.com.

Sincerely,

/s/ Mary T. Payne

Mary T. Payne

cc:           Wilson K. Lee
Dale Riker
Barbara Riker
W. Thomas Conner